Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2023 Unaudited Financial Results

SHENZHEN, China, August 15, 2023 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Total revenues were RMB7.29 billion (US$1.01 billion), representing 5.5% year-over-year growth.

•	Revenues from online music services increased by 47.6% year-over-year to RMB4.25 billion (US$586 million), representing 58.3% of total revenues.

•	Revenues from music subscriptions were RMB2.89 billion (US$399 million), representing 37.2% year-over-year growth. The number of paying users reached 99.4 million, increasing by 20.2% year-over-year and by 5.0 million quarter-over-quarter.

•	Net profit attributable to equity holders of the Company was RMB1.30 billion (US$179 million), representing 51.6% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company1 was RMB1.53 billion (US$211 million), representing 48.6% year-over-year growth.

•	Diluted earnings per ADS was RMB0.82 (US$0.11) and the number of ADSs used in diluted earnings per ADS computation was 1.58 billion.

•	Total cash, cash equivalents and term deposits as of June 30, 2023 were RMB30.5 billion (US$4.21 billion).

“We are pleased to report a solid second quarter, supported by the continued strong growth of our online music services. As we continue driving the healthy development of China’s online music industry, we have seen users become increasingly accustomed and willing to pay for copyrighted music, whether for songs they want to listen to or for premium listening features they enjoy. This trend is evidenced by the all-time high paying ratio and ARPPU recorded by our online music services in the reported quarter. Such achievements led to revenues from online music services exceeding that of social entertainment services for the first time in our Company’s history. This marks a significant step along TME’s growth trajectory,” said Mr. Cussion Pang, Executive Chairman of TME. “Starting from the latter part of the second quarter of 2023, we have proactively implemented several service enhancement and risk control measures to ensure a more music-centric live streaming atmosphere. Although these measures are expected to put pressure on revenues from social entertainment services throughout the second half of 2023, and thus adversely impact our total revenues for this year, we believe such measures can provide users with an optimized user experience while paving the way for our healthier and more resilient business development in the long run.”

1 Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and income tax effects.

“We are excited that we reached the milestone of 100 million2 online music paying users in June this year. This demonstrates our strength as China’s leading online music platform and reflects our growing appeal to music lovers. As we see greater growth potential materializes from users’ evolving music consumption mindset, we continually elevate the music experience to meet users’ higher standards and preferences for quality. During the reporting period, we refined numerous listening features and recommendation functions to create a personalized, fun music journey accompanied by optimal sound quality and effects. We also expanded our music services to more use cases, such as various IoT scenarios that are geared toward serving a larger audience in a more immersive way. Furthermore, we created a highly individualized and differentiated music entertainment experience for users through our AIGC endeavors. All of these efforts have reinforced our platform’s ability to gain user traction,” continued Mr. Ross Liang, CEO of TME. “At the same time, TME’s deepening ties with iconic labels and artists, as well as our growing ability to nurture potential musicians and assist in music production, strengthened our industry influence and content appeal. In turn, this has energized our platform and enabled us to more effectively satisfy users’ music consumption needs. As we continue exploring opportunities and possibilities in China’s online music arena, our dedication to copyrighted music places us in a better position to ride the waves of users’ changing music consumption habits, where we can promote greater prosperity across the music industry while creating long-term value for our shareholders.”

Second Quarter 2023 Financial Review

Total revenues increased by RMB381 million, or 5.5%, to RMB7.29 billion (US$1.01 billion) from RMB6.91 billion in the same period of 2022, driven again by the strong growth of online music services.

•	Revenues from online music services delivered strong year-over-year growth of 47.6% to RMB4.25 billion (US$586 million). The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB2.89 billion (US$399 million), representing growth of 37.2% compared with RMB2.11 billion in the same period of 2022. This rapid growth was driven by the continued uptick in the online music paying user base and ARPPU. Specifically, the number of online music paying users increased by 20.2% year-over-year to 99.4 million, which drove the online music paying ratio to a record high at 16.7%; while monthly ARPPU expanded to RMB9.7, marking its fifth consecutive quarter of growth and a record-high amount. The increases in both the number of paying users and ARPPU were primarily attributable to our refined operation strategies, more appealing member privileges, attractive music content, and disciplined promotions. Revenues from advertising increased both year-over-year and sequentially, primarily due to the rapid revenue growth in ad-supported mode as it was adopted by more users. Last year’s lower base for comparison also contributed to the year-over-year increase in advertising revenues.

•	Revenues from social entertainment services and others decreased by 24.6% to RMB3.04 billion (US$419 million) from RMB4.03 billion in the same period of 2022. The decrease was mainly due to the implementation of several service enhancement and risk control measures intended to offer better music-centric user experience.

Cost of revenues decreased by 1.1% year-over-year to RMB4.79 billion (US$660 million). The decline in revenues from social entertainment services led to a decrease in revenue sharing fees, which was the primary reason for the overall decrease in cost of revenues on a year-over-year basis, partially offset by the increase in content costs of royalties, advertising agency fees and higher payment channel fees.

2 100 million herein refers to the number of paying users we reached during June 2023, whereas the 99.4 million paying users for the second quarter of 2023 refers to the average number of paying users as of the last day of each month during this quarter.

Gross margin increased by 4.4 percentage points to 34.3% from 29.9% in the same period of 2022, primarily due to the strong growth of revenues from music subscriptions and advertising services, and the ramp-up production of original content, as well as improved operational cost efficiency.

Total operating expenses decreased by 11.4% year-over-year to RMB1.26 billion (US$173 million). Operating expenses as a percentage of total revenues decreased to 17.2% from 20.5% in the same period of 2022.

•	Selling and marketing expenses were RMB211 million (US$29 million), representing a year-over-year decrease of 30.4%. This decrease was primarily due to optimization of our overall promotion strategies, as we reduced spending on user acquisition and remained focused on brand promotion.

•	General and administrative expenses were RMB1.04 billion (US$144 million), representing a year-over-year decrease of 6.3%. This decrease was primarily due to a decrease in employee-related expenses as a result of improved headcount efficiency. Expenses related to our application for secondary listing last year also contributed to the year-over-year decrease. We continued to closely manage employee-related expenses by improving headcount efficiency as well as to invest in research and development to further empower music-related content creation, enhance production efficiency and improve sound quality and effects.

Driven by effective cost controls and improved operating efficiency, our operating profit grew to RMB1.54 billion (US$212 million) in the second quarter of 2023, representing an increase of 47.3% year-over-year.

For the second quarter of 2023, net profit attributable to equity holders of the Company was RMB1.30 billion (US$179 million), and non-IFRS net profit attributable to equity holders of the Company was RMB1.53 billion (US$211 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) were RMB0.83 (US$0.11) and RMB0.82 (US$0.11), respectively, for the second quarter of 2023, and non-IFRS basic and diluted earnings per ADS were RMB0.98 (US$0.14) and RMB0.97 (US$0.13), respectively. The Company had weighted averages of 1.56 billion basic and 1.58 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of June 30, 2023, the combined balance of the Company’s cash, cash equivalents and term deposits amounted to RMB30.5 billion (US$4.21 billion), compared with RMB28.5 billion as of March 31, 2023. The increase was primarily driven by cash flows generated from operations.

Second Quarter 2023 Business Review

Key Operating Metrics3

	2Q23	2Q22	YoY %
MAUs – online music (million)	594	623	(4.7%)
Mobile MAUs – social entertainment (million)	136	166	(18.1%)
Paying users – online music (million)	99.4	82.7	20.2%
Paying users – social entertainment (million)	7.5	7.9	(5.1%)
Monthly ARPPU – online music (RMB)	9.7	8.5	14.1%
Monthly ARPPU – social entertainment (RMB)	135.0	169.9	(20.5%)

Business Updates

Our online music services contributed 58.3% of total revenues, surpassing the revenue contribution from social entertainment services for the first time in our development history and marking a significant milestone along TME’s growth path.

•	Online Music Services

Our years of efforts in cultivating users’ copyright awareness are bearing fruit. Along with users’ increased willingness to pay for premium music content and optimal listening experience, we continued to see exciting performance in online music subscriptions. In terms of paying users, a combination of operational measures such as refined operation strategies, more subscriber privileges and attractive music content translated into additional new paying users, returning churned subscribers and improved user retention. All of these efforts contributed to our record high of 99.4 million paying users in the second quarter of 2023. In addition, we launched a premium package tailored to couples in June 2023, promoting customized features and privileges between couples. In terms of paying users’ spending, we witnessed a monthly ARPPU increase for the fifth consecutive quarter to reach an all-time high at RMB9.7 in the reported quarter. The ongoing uptick was mainly attributable to effective promotional activities, a consistently high user retention rate and the increased appeal of our member privileges, among others. In addition, our in-car music service has been gaining traction and delivered good results as we made notable progress in both user base and monetization.

Online music services other than subscriptions also delivered robust growth as we further enhanced monetization. Underpinned by the diversified product portfolio and innovative ad format, our advertising services remained highly attractive to advertisers across different industry verticals, among which advertisers from e-commerce, gaming and travel industries were outperforming on the advertising spend list. Ad-supported mode outperformed our overall advertising services, with penetration steadily improving and revenues significantly increasing. Sponsorship advertising appeals strongly to various types of brand advertisers as our IP mix provided them with a broad and diverse target audience, such as our campus music contest “NEXT SINGER 2023,” and our signature music events “Wave Maker” as well as “DIANFENG MUSIC FESTIVAL.” Such a portfolio of music IPs attracted Sprite and Tongyi Shuangcui to sponsor, among others. In addition, our artist merchandise business was also well performed during the quarter, thanks to our strong relationships with well-known artists who often choose TME as their trusted partner for the release of albums or sales of various merchandise.

3 Starting from the first quarter of 2023, online music MAUs began to include unique mobile and certain IoT devices. Accordingly, comparative figures were updated to conform to the current presentation. “Online music MAUs” for any given period (i) refers to the monthly average of the sum of the MAUs for that period; and (ii) includes QQ Music, Kugou Music, Kuwo Music and other music products, through which such product is accessed at least once in that month; duplicate access of different services by the same device is not eliminated from the calculation.

•	Social Entertainment Services and Others

Starting from the latter part of the second quarter of 2023, we have proactively implemented several service enhancement and risk control measures to provide users with a more music-centric user experience, including certain adjustments to live streaming functions and more stringent compliance procedures. Due to such measures, our social entertainment services performed weaker than expected for the reported quarter and will continue facing pressure throughout the second half of 2023. As a result, we expect total revenues to experience a low-to-mid teens percent decrease year-over-year for the third quarter of 2023 and a low-to-mid single-digit percent decrease for the full year 2023 as compared with 2022.4 Nevertheless, we remain confident that we will deliver year-over-year net profit growth for 2023, driven by the continued strong performance of online music services. We also believe all these efforts will lay a much more solid foundation for TME’s healthy and resilient development in the long run.

During the quarter, we are also trying out new interactive features, such as AIGC-empowered virtual gifts and functions of bullet chats, in our live streaming services to enhance user interaction experience while increasing our product competitiveness. In addition, we continue to explore overseas opportunities leveraging our operational experience in the domestic market. For example, we further enhanced user experience in singing rooms and introduced new features to boost engagement, showing satisfactory initial results in both penetration rate and time spent.

Operational Updates

We continued boosting the vibrancy of our content ecosystem among artists, creators and labels. For one thing, we strengthened our partnership with top-tier music labels and artists to expand our industry influence and content appeal. And for another, we revigorated our creator community by reinforcing our ability to foster promising musicians and creativity through our integrated resources.

•	Hosted Tencent Music Entertainment Awards 2023 (“TMEA 2023”) in Macau in July 2023, highlighted by two music ceremonies and two music festivals in addition to a lineup of over 80 groups of well-known domestic and overseas musicians, such as JJ Lin, Jolin Tsai, Zhou Shen, TIA RAY and SEVENTEEN.5 Bolstered by our strong industry influence and organizational capabilities, TMEA 2023 presented the audience with such an exceptional roster as well as a large-scale offline performance of four music events over a single weekend. With an audience of nearly 40,000 people offline participating in our two-day event, TMEA 2023 also inspired social media buzz of over 10 billion views, once again creating a national music sensation.

•	Remained the partner of choice for iconic labels and artists on a wider range of content offerings and merchandise, which enables us to provide music lovers with a rich selection of music content and products as well as a unique and trendy experience at TME. For example, in the second quarter of 2023, we renewed our strategic cooperation with Forward Music, allowing us to offer a wide variety of Chinese pop music to users in China and abroad. In addition, we cooperated with Jackson Yee on the release of his new physical album, Liu Yanfen. Featuring a head-start release with TME, this partnership delivered an outstanding sales record for Liu Yanfen on our platform.

•	Utilized our technological capabilities to facilitate efficient music creation and promotion. In July 2023, we upgraded Venus, our all-in-one music production and promotion destination, to better help indie musicians improve their efficiency in producing, transacting and promoting songs. We integrated our full suite of AIGC music-making tools into Venus, significantly improving creators’ efficiency at each key music creation step and elevating their music quality. Venus also greatly enhances the efficiency of resource consolidation as it gathers a wealth of demos on its platform and empowers convenient music transaction and promotion processes. With a diverse range of creators and labels attracted to Venus, it recorded music transactions with a total value of over RMB10 million as of the second quarter of 2023.

•	Leveraged TME’s differentiated and comprehensive set of resources and opportunities across our well-rounded music ecosystem to nurture up-and-coming musicians and foster creativity. For example, our Tencent Musician Platform strengthened its holistic support system for musicians which ranges from offering additional exposure to offline performances to launching themed programs to promote creative content production, and even extends to helping musicians find commercial opportunities.

4 Such expectations and estimates are made based on information currently available to the management and the actual results may be subject to material changes.

5 Names of musicians and bands contained in this press release are sorted according to the following rules: (i) grouped by musicians and bands; and (ii) in alphabetical order by given names.

On top of the progress in our comprehensive content ecosystem, we continue optimizing user experience on our platform to reinforce the traction of our lively and passionate music community among music lovers. Along with the ongoing refinements to our distinctive and immersive listening experience, we are also exploring more innovative and personalized ways of entertainment and interaction.

•	Optimized premium features and product experience to attract higher user engagement and stickiness to our platform. For example, QQ Music upgraded its series of QQMUSIC AUDIO to ensure optimal sound quality and effects, which are now also available in our in-car service. Kugou Music launched a new version of its flagship app featuring a more intuitive interface and an engaging unlimited music discovery function. Furthermore, WeSing introduced a brand-new function that enhances users’ recording and singing experience through optimized vocal details, enhanced balance between human voices and accompaniment, and a wider selection of sound effects as well as recording skins. Coupled with these enhancements, we also strengthened our ability to recommend music through refined user preference analysis and optimized algorithms, allowing a convenient and individualized music discovery.

•	Explored market opportunities in IoT areas, especially in-car use cases. We improved user experience across sound quality and effects, music recommendation and interactive functions. For example, QQ Music launched its in-car version 2.0 in June 2023 and forged partnerships with more car makers. Given our expanded cooperations with more car manufacturers as well as our in-car offerings embedded in more car models, we can potentially tap into a wider base of users, who then can enjoy a seamless, native in-car music listening experience. Alongside the recovery of offline tourism, driving times have lengthened, thus increasing the use of in-car music services. As a case in point, we saw a notable uptick in user activeness and stickiness for our in-car service during the Chinese holidays in the second quarter of 2023.

•	Created a more individualized and differentiated entertainment experience for users through our exploration in the AIGC area, while fulfilling their needs for trendy features to keep up with the AIGC boom. On the online music side, we started testing “AI-enabled Listening Together” that allows Xiaoqin, our AI music companion, to join users’ music-listening journey, share a variety of topics including her views on music, and recommend songs or playlists based on their real-time interaction. This new function will offer users an interactive, fun way of discovering music as well as a much more personalized and engaging music listening experience. On the live streaming side, we innovated AIGC-empowered virtual gifts for a more trend-setting interaction between users and anchors. Such virtual gifts can be automatically visualized soon after users put in a few text descriptions, developing a more creative and special user-performer bonding during the live streaming.

Social Responsibilities

TME fulfills its social responsibilities in a unique and distinctive way, through its strong commitment to music-based social welfare activities. In the second quarter of 2023, we cooperated with Tencent Charity and other public welfare organizations and held two “Little Red Flower Charity Concerts” for children. In May, we hosted the first concert to raise public’s support for children with hearing impairment. We helped seven hearing-impaired children replicate their own voices with our Linyin Engine’s AI capabilities, then utilized their AI-generated voices to create and perform a concert along with several musicians. On Children’s Day in June, we hosted another concert for children in rural areas, offering them a platform to express themselves through music while showcasing music aesthetic education in those villages. These programs not only raise the public’s emotional resonance, they also allow us to explore music’s possibilities and impact across different areas.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended June 30			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)

Revenues
Online music services	2,878	4,249	586	5,494	7,750	1,069
Social entertainment services and others	4,027	3,037	419	8,055	6,540	902
	6,905	7,286	1,005	13,549	14,290	1,971
Cost of revenues	(4,842)	(4,789)	(660)	(9,626)	(9,478)	(1,307)
Gross profit	2,063	2,497	344	3,923	4,812	664

Selling and marketing expenses	(303)	(211)	(29)	(633)	(423)	(58)
General and administrative expenses	(1,114)	(1,044)	(144)	(2,126)	(2,061)	(284)
Total operating expenses	(1,417)	(1,255)	(173)	(2,759)	(2,484)	(343)
Interest income	151	265	37	301	502	69
Other gains, net	248	32	4	329	90	12
Operating profit	1,045	1,539	212	1,794	2,920	403

Share of net (loss)/profit of investments accounted for using equity method	(6)	38	5	14	58	8
Finance cost	(23)	(42)	(6)	(53)	(76)	(10)
Profit before income tax	1,016	1,535	212	1,755	2,902	400

Income tax expense	(124)	(187)	(26)	(214)	(354)	(49)
Profit for the period	892	1,348	186	1,541	2,548	351

Attributable to:
Equity holders of the Company	856	1,298	179	1,465	2,446	337
Non-controlling interests	36	50	7	76	102	14

Earnings per share for Class A and Class B ordinary shares
Basic	0.27	0.42	0.06	0.45	0.78	0.11
Diluted	0.26	0.41	0.06	0.45	0.77	0.11

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.53	0.83	0.11	0.90	1.57	0.22
Diluted	0.53	0.82	0.11	0.90	1.54	0.21

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,226,303,011	3,127,610,931	3,127,610,931	3,249,655,648	3,124,169,951	3,124,169,951
Diluted	3,248,584,128	3,168,826,599	3,168,826,599	3,272,858,914	3,175,466,290	3,175,466,290

ADS used in earnings per ADS computation
Basic	1,613,151,506	1,563,805,465	1,563,805,465	1,624,827,824	1,562,084,975	1,562,084,975
Diluted	1,624,292,064	1,584,413,299	1,584,413,299	1,636,429,457	1,587,733,145	1,587,733,145

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended June 30			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)

Profit for the period	892	1,348	186	1,541	2,548	351
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	121	116	16	242	233	32
Share-based compensation	226	166	23	430	368	51
Gains from investments**	(139)	(10)	(1)	(141)	(27)	(4)
Income tax effects***	(35)	(41)	(6)	(68)	(80)	(11)
Non-IFRS Net Profit	1,065	1,579	218	2,004	3,042	420
				14.8%	14.8%
Attributable to:
Equity holders of the Company	1,029	1,529	211	1,928	2,940	405
Non-controlling interests	36	50	7	76	102	14

Earnings per share for Class A and Class B ordinary shares
Basic	0.32	0.49	0.07	0.59	0.94	0.13
Diluted	0.32	0.48	0.07	0.59	0.93	0.13

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.64	0.98	0.14	1.19	1.88	0.26
Diluted	0.63	0.97	0.13	1.18	1.85	0.26

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,226,303,011	3,127,610,931	3,127,610,931	3,249,655,648	3,124,169,951	3,124,169,951
Diluted	3,248,584,128	3,168,826,599	3,168,826,599	3,272,858,914	3,175,466,290	3,175,466,290

ADS used in earnings per ADS computation
Basic	1,613,151,506	1,563,805,465	1,563,805,465	1,624,827,824	1,562,084,975	1,562,084,975
Diluted	1,624,292,064	1,584,413,299	1,584,413,299	1,636,429,457	1,587,733,145	1,587,733,145

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on prepayments for music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2022	As at June 30, 2023
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	323	400	55
Land use rights	2,480	2,444	337
Right-of-use assets	398	334	46
Intangible assets	2,368	2,195	303
Goodwill	19,493	19,538	2,694
Investments accounted for using equity method	4,330	4,483	618
Financial assets at fair value through other comprehensive income	3,168	5,592	771
Other investments	304	322	44
Prepayments, deposits and other assets	709	642	89
Deferred tax assets	347	343	47
Term deposits	6,530	7,570	1,044
	40,450	43,863	6,049

Current assets
Inventories	14	6	1
Accounts receivable	2,670	2,459	339
Prepayments, deposits and other assets	2,958	3,140	433
Other investments	37	37	5
Term deposits	11,291	10,000	1,379
Restricted Cash	34	11	2
Cash and cash equivalents	9,555	12,950	1,786
	26,559	28,603	3,945

Total assets	67,009	72,466	9,994

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,456	36,528	5,037
Shares held for share award schemes	(202)	(247)	(34)
Treasury shares	(6,349)	(5,991)	(826)
Other reserves	6,140	8,787	1,212
Retained earnings	12,052	14,498	1,999
	48,099	53,577	7,389
Non-controlling interests	1,028	1,135	157

Total equity	49,127	54,712	7,545

LIABILITIES
Non-current liabilities
Notes payables	5,536	5,747	793
Other payables and other liabilities	6	-	-
Deferred tax liabilities	211	147	20
Lease liabilities	306	254	35
Deferred revenue	106	165	23
	6,165	6,313	871

Current liabilities
Accounts payable	4,998	5,217	719
Other payables and other liabilities	4,022	3,215	443
Current tax liabilities	404	461	64
Lease liabilities	123	122	17
Deferred revenue	2,170	2,426	335
	11,717	11,441	1,578

Total liabilities	17,882	17,754	2,448

Total equity and liabilities	67,009	72,466	9,994

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,241	2,067	285	3,735	3,919	540
Net cash provided by /(used in) investing activities	1,234	(1,339)	(185)	905	(528)	(73)
Net cash used in financing activities	(973)	(33)	(5)	(1,368)	(113)	(16)
Net increase in cash and cash equivalents	1,502	695	96	3,272	3,278	452
Cash and cash equivalents at beginning of the period	8,353	12,129	1,673	6,591	9,555	1,318
Exchange differences on cash and cash equivalents	189	126	17	181	117	16
Cash and cash equivalents at end of the period	10,044	12,950	1,786	10,044	12,950	1,786